                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                    SECURITY OF PENNSYLVANIA FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   814847-10-9
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D             Page 2 of 14 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Stilwell Value Partners I, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER:
 REPORTING     |     |       122,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:
               |     |       122,870
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             122,870
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D             Page 3 of 14 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Stilwell Partners, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER:
 REPORTING     |     |       122,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:
               |     |       122,870
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             122,870
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.    814847-10-9              SCHEDULE 13D           Page 4 of 14 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                 Stilwell Associates, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER:
 REPORTING     |     |       122,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:
               |     |       122,870
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             122,870
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D             Page 5 of 14 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                 Stilwell Value LLC
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER:
 REPORTING     |     |       122,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:
               |     |       122,870
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             122,870
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                OO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D             Page 6 of 14 Pages
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                 Joseph Stilwell
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF, OO
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER:
 REPORTING     |     |       122,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER:
               |     |       122,870
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             122,870
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D             Page 7 of 14 Pages
_______________________________________________________________________________



Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners and Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Security of Pennsylvania Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 31 West Broad Street Hazleton, Pennsylvania 18201, phone: (570) 454-0824. The joint filing agreement of the members of the Group is attached as
Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; (ii) shares of Common Stock held in the name of Stilwell Partners, in Mr. Stilwell's capacity as the general partner of Stilwell Partners; and (iii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of Mr. Stilwell and of all the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I, Stilwell Partners, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D             Page 8 of 14 Pages
_______________________________________________________________________________

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Stilwell Value Partners I to acquire the 83,300 shares of Common Stock it holds in its name is $848,287.98. (This includes, as noted below, all shares of Common Stock which were transferred from Joseph Stilwell to Stilwell Value Partners I.) Such funds were provided in part from Stilwell Value Partners I's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended to date by Stilwell Partners to acquire the 9,570 shares of Common Stock it holds in its name is $95,700.00. Such funds were provided in part from Stilwell Partner's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Stilwell Associates to acquire the 30,000 shares of Common Stock it holds in its name is $294,838.34. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Joseph Stilwell to acquire the 24,500 shares of Common Stock he previously held in his name is $233,750.76. As noted below in Item 5 of this Schedule 13D, on April 28, 2000, Mr. Stilwell transferred all of these shares of Common Stock to Stilwell Value Partners I for the same cost basis at which Mr. Stilwell purchased them, and Mr. Stilwell no longer holds any shares of Common Stock. Such funds were provided in part from Mr. Stilwell and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

          All purchases of Common Stock made by the Reporting Persons using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Persons. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Company. The members of the Group plan to engage in discussions with the Company's management and Board of Directors to try to maximize short and long-term value of the Company's assets which the Group does not believe is adequately reflected in the current market price of the Company's Common Stock.

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D             Page 9 of 14 Pages
_______________________________________________________________________________

         Members of the Group believe that the Company can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares, (b) issuing special dividends, (c) pursuing other business combinations, such as a merger or acquisition, (d) liquidating various assets; and/or (e) selling the Company. Members of the Group also believe that the Company can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it.

         In the future the Group may: (a) communicate and discuss its views with other shareholders; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board, and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, which is 1,356,885 shares. This information was reported as of February 11, 2000, on a Form 10-QSB, filed by the Company on February 14, 2000. Except as otherwise specifically noted below, all purchases and sales of Common Stock reported herein were made in open market transactions on the American Stock Exchange.

(A)      Stilwell Value Partners I

     (a)   Aggregate number of shares beneficially owned: 122,870
           Percentage: 9%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 122,870
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 122,870

     (c) As noted below in section (E)(c) of this Item 5, on April 28, 2000, Mr. Joseph Stilwell transferred 24,500 shares of Common Stock to Stilwell Value Partners I for $233,750.76, which is the same cost basis at which Mr. Stilwell purchased them. The chart below sets forth all additional purchases of Common Stock which Stilwell Value Partners I has made in the last 60 days. Stilwell Value Partners I currently holds 83,300 shares of common stock for a total purchase price of $848,287.98.

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D            Page 10 of 14 Pages
_______________________________________________________________________________


       ---------------------------------------------------------------------
                              Number of          Price Per       Total Cost
            Date                Shares            Share($)           ($)
       ---------------------------------------------------------------------
          4/27/2000              2,000             9.750          19,500.00
       ---------------------------------------------------------------------
          4/28/2000              4,000             9.969          39,875.20
       ---------------------------------------------------------------------
           5/1/2000              3,000            10.250          30,750.00
       ---------------------------------------------------------------------
           5/1/2000             23,000            10.386         238,887.20
       ---------------------------------------------------------------------
           5/1/2000             12,100            10.500         127,050.00
       ---------------------------------------------------------------------
           5/2/2000             14,700            10.781         158,474.82
       ---------------------------------------------------------------------

      (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B)      Stilwell Partners

     (a)   Aggregate number of shares beneficially owned: 122,870
           Percentage: 9%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 122,870
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 122,870

     (c) Stilwell Partners made no purchases of Common Stock in the last 60 days, however, it previously purchased 9,570 shares of Common Stock.

     (d) Because he is the general partner of Stilwell Partners, Mr. Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(C)      Stilwell Associates

     (a)   Aggregate number of shares beneficially owned: 122,870
           Percentage: 9%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 122,870
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 122,870

     (c) The chart below sets forth all of the purchases of Common Stock made by Stilwell Associates in the last 60 days. Stilwell Associates currently holds 30,000 shares for a total of $294,838.34.

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D            Page 11 of 14 Pages
_______________________________________________________________________________

       ---------------------------------------------------------------------
                              Number of          Price Per       Total Cost
            Date                Shares            Share($)           ($)
       ---------------------------------------------------------------------
          3/31/2000              4,800             9.076          43,562.40
       ---------------------------------------------------------------------
           4/3/2000              9,700             9.111          88,374.76
       ---------------------------------------------------------------------
          4/20/2000                200             9.500           1,900.00
       ---------------------------------------------------------------------
           5/1/2000             10,000            10.386         103,864.00
       ---------------------------------------------------------------------
           5/2/2000              5,300            10.781          57,137.18
       ---------------------------------------------------------------------

      (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D)  Stilwell Value LLC

      (a)  Aggregate number of shares beneficially owned: 122,870 Percentage: 9%

      (b)  1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 122,870
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 122,870

      (c)  Stilwell Value LLC has made no purchases of Common Stock.

      (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners
           I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(E)         Mr. Joseph Stilwell

      (a)  Aggregate number of shares beneficially owned: 122,870 Percentage: 9%

      (b)  1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 122,870
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 122,870

      (c) The chart below sets forth all of the purchases of Common Stock made by Joseph Stilwell in the last 60 days. As noted above in (A)(c) of this Item 5, on April 28, 2000, Mr. Stilwell transferred all 24,500 of these shares of Common Stock to Stilwell Value Partners I for $233,750.76, which is the same cost basis at which Mr. Stilwell purchased them. Mr. Stilwell currently holds no shares of Common Stock.

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D            Page 12 of 14 Pages
_______________________________________________________________________________


       ---------------------------------------------------------------------
                              Number of          Price Per       Total Cost
            Date                Shares            Share($)           ($)
       ---------------------------------------------------------------------
           4/7/2000              2,000             9.250          18,500.00
       ---------------------------------------------------------------------
          4/11/2000              1,000             9.250           9,250.00
       ---------------------------------------------------------------------
          4/12/2000             11,000             9.597         105,563.26
       ---------------------------------------------------------------------
          4/18/2000              5,000             9.500          47,500.00
       ---------------------------------------------------------------------
          4/19/2000              5,000             9.625          48,125.00
       ---------------------------------------------------------------------
          4/25/2000                500             9.625           4,812.50
       ---------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits. See
Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description
        -----------      -----------
          1              Joint Filing Agreement.


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     May 9, 2000


                                   STILWELL VALUE PARTNERS I, L.P.


                                   /s/
                                   --------------------------
                                   By: STILWELL VALUE LLC
                                   General Partner

                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   Managing and Sole Member

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D            Page 13 of 14 Pages
_______________________________________________________________________________



                                   STILWELL PARTNERS, L.P.

                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   General Partner



                                   STILWELL ASSOCIATES, L.P.


                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   General Partner



                                   STILWELL VALUE LLC


                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   Managing and Sole Member



                                   JOSEPH STILWELL

                                   /s/
                                   --------------------------
                                   Joseph Stilwell

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D            Page 14 of 14 Pages
_______________________________________________________________________________



                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

          Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:     May 9, 2000

                                   STILWELL VALUE PARTNERS I, L.P.

                                   /s/
                                   --------------------------
                                   By: STILWELL VALUE LLC
                                   General Partner

                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   Managing and Sole Member


                                   STILWELL PARTNERS, L.P.

                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   General Partner


                                   STILWELL ASSOCIATES, L.P.

                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   General Partner


                                   STILWELL VALUE LLC

                                   /s/
                                   --------------------------
                                   By: Joseph Stilwell
                                   Managing and Sole Member


                                   JOSEPH STILWELL

                                   /s/
                                   --------------------------
                                   Joseph Stilwell